

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd October 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
2008 Interim Dividend

I enclose for your attention a notification dated 2nd October 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.


08005355

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/Dividend/2008interim-div/dl/26]

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hdg
TIDM	JARJ
Headline	Dividend
Released	10:47 02-Oct-08
Number	9210E10

RNS Number : 9210E
Jardine Matheson Hldgs Ld
02 October 2008

JARDINE MATHESON HOLDINGS LIMITED

2008 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2008 interim dividend of the above Company. The dividend will be paid on 15th October 2008.

2008 interim dividend per share:	US cents 24.00
GBP equivalent:	13.5643 pence

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

2nd October 2008

www.jardines.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

END